Mail Stop 6010

January 26, 2007

Mr. Raymond A. Link
Executive Vice President and Chief Financial Officer
FEI Company
5350 Northeast Dawson Creek Drive
Hillsboro, Oregon 97124

>   **Re:** **FEI Company**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 10, 2006**
>   **File No. 000-22780**

Dear Mr. Link:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,
>
>
>   Martin F. James
>   Senior Assistant Chief Accountant